UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

STAAR SURGICAL CO

2.	Name of Person Relying on Exemption:

Yunqi Capital Limited

3.	Address of Person Relying on Exemption:

Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong

4.	Written Materials. The following written material is attached hereto:

Press release, dated October 7, 2025, attached hereto as Exhibit 1.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote any proxy. Yunqi Capital Limited (together with its affiliates, “Yunqi Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Yunqi Capital.

PLEASE NOTE: Yunqi Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Exhibit 1

Yunqi Capital, One of STAAR Surgical Company’s Largest Shareholders, Reiterates Its

Opposition to the Proposed Merger with Alcon

STAAR Continues to Significantly Underestimate the Strength of the Business and Future

Prospects and Misrepresent Its Performance, Competitive Position, and Market Penetration

Incentives for STAAR’s CEO Are Not Aligned with Shareholders

Shareholders Should Preserve the Value of Their Investment and Vote Against the Proposed Merger

HONG KONG, October 7, 2025 – Yunqi Capital Limited (together with its affiliates and the funds it advises, “Yunqi Capital”), an investment management firm and 5.1% shareholder of STAAR Surgical Company (“STAAR” or the “Company”) (NASDAQ:STAA), today released the following open letter reiterating its opposition to the proposed sale to Alcon Inc. (SIX/NYSE:ALC) on the terms announced on August 5, 2025.

October 7, 2025

Dear Fellow STAAR Surgical Shareholders:

After reviewing the recent public communications from STAAR, including STAAR’s investor presentation issued on September 26, 2025, titled “Alcon Merger Maximizes Value for Stockholders – STAAR Surgical – September 2025” (the “STAAR Investor Presentation”) and its two press releases of October 6, 2025, we feel compelled to reiterate our opposition to the proposed sale to Alcon.

Shareholders deserve better. We believe the Company is significantly underestimating the strength of its business – particularly with respect to its performance and outlook in its largest market, China. Several of our views on certain of these critical issues are shared by Broadwood Partners in its investor presentation issued on October 2, 2025, titled “The Wrong Time, Wrong Process and Wrong Price.”

As an investor in STAAR that has met with the Company’s Board and management several times over the past years to share our insights on the Chinese market and how the Company can drive future growth, we believe that many statements in the Company’s presentation may distort shareholders’ appreciation of STAAR’s actual long-term value. The China market is recovering, STAAR has the trusted products and established sales channels to capitalize on this large and growing opportunity, and Alcon’s bid for STAAR is clearly opportunistic.

As experienced investors in China, we have a deep understanding of Chinese market dynamics and disagree with the pessimistic outlook that STAAR has consistently presented to investors since rolling out the proposed merger. Our concerns pertain especially to the Company’s comments regarding the strength and intrinsic value of its Implantable Collamer Lens (“ICL”) technology, its deep-rooted global market position, and its significant operational potential.

STAAR’s Recent Operating and Financial Performance Is More Transitory Than STAAR Admits, and STAAR Fails to Be Upfront About the Temporary Nature of Challenges in China

STAAR’s recent presentation claims that “STAAR’s operating and financial results over the last several years have been inconsistent and impacted by challenges facing the business, which has led to stock price declines.” (STAAR Investor Presentation, page 6)

STAAR has repeatedly pointed to recent “inconsistent” performance results as a justification for the current proposed merger, but STAAR conveniently ignores the temporary nature of recent headwinds, particularly in China. From 2023 actuals to 2025 estimates, the approximately 10% revenue decline that STAAR experienced was not driven by structural weakness. Rather, it was driven by short-term distributor inventory adjustments in China, STAAR’s largest market. Specifically, STAAR’s revenue owing to its China operations fell 82%, 99%, and 92% year-over-year in Q4 2024, Q1 2025, and Q2 2025, respectively, even as China’s GDP in the same period grew 5.4%, 5.4%, and 5.2%. This indicates that the revenue contraction was driven by unique, transitory issues affecting the Company specifically rather than enduring macroeconomic weakness in China.

As disclosed in STAAR’s earnings materials for the fiscal year ended December 27, 2024, elevated inventory levels in the distribution channel resulted in a deliberate reduction in net sales, which management previously anticipated would resolve over several quarters. Importantly, STAAR’s most recent quarterly report on Form 10-Q, for the period ended June 27, 2025, confirmed that distributor inventory levels in China have now returned to historical levels. We believe presenting the revenue trajectory without this context risks misleading shareholders about the Company’s underlying growth profile.

Similarly, the swing in operating margins from approximately 20% in the first half of 2022 to negative levels in the first half of 2025 was due largely to a significant escalation in operating expenses. These expenses increased from an annualized run rate of approximately $150 million in 2022 to $250 million in 2024. The majority of this increase stemmed from U.S. operations. From the period preceding 2022 to the end of 2024, the global employee headcount grew by approximately 400, with about 280 of those net additions based in the U.S., despite the U.S. only representing about 5% of run-rate revenue. Notwithstanding U.S. led expenditures totaling hundreds of millions of dollars, U.S. revenue rose modestly from approximately $15 million in 2022 to $20.5 million in 2024. We believe streamlining the U.S. operations could restore historical profitability margins with minimal impact on the overall revenue base.

Broadwood Partners agrees with this assessment, noting in their presentation that they “see an opportunity to further reduce SG&A expenses, particularly in the U.S., without impacting revenue.”

STAAR’s Market Presence in China Is a Strength, Not a Liability or “Overweight Exposure,” as STAAR Claims

STAAR’s recent presentation claims that “STAAR has overweight exposure to China, where growth has slowed and macroeconomic conditions, new market entrants, and the resulting potential for pricing pressure are creating greater risks and headwinds.” (STAAR Investor Presentation, page 6)

STAAR’s presentation inaccurately portrays STAAR’s China exposure as a liability. Based on our analysis and experience, STAAR’s strong position in China is a core competitive advantage.

China’s expanding middle class supports a favorable outlook for ICL procedures. Since its initial launch, STAAR has consistently gained share against laser-based alternatives through effective education of the medical community and consumers on ICL benefits.

While China’s economy recently experienced cyclical softness – with GDP growth dipping to 4.7% and 4.6% in the second and third quarters of 2024, respectively – it has since recovered and achieved 5.4% and 5.2% growth in the first and second quarters of 2025, respectively. We also understand from our research that STAAR successfully implemented a 5% price increase in China for ICL units as recently as 2023, demonstrating pricing power. Additional unit economics upside is anticipated with the introduction of the ICL v5 (EVO+), which received regulatory approval in China mid-2025. Similar to the surge observed in the summer of 2023 as the market rebounded from COVID, pent-up patient demand is likely building in anticipation of this enhanced product.

As Broadwood Partners called out in its presentation, STAAR expressed in the very recent past similar optimism about its competitive position, sales outlook and the improvement of China’s macroeconomic environment, contradicting what the Company expressed in its latest investor presentation advocating for the proposed merger.

EVO ICLs Can Penetrate the Market Beyond High Myopia Patients, Despite STAAR’s Most Recent Claims

STAAR’s recent presentation claims that “While EVO ICLs can be used across varying levels of myopia severity, in the 10+ years since launch, STAAR has not been able to penetrate the market beyond high myopia patients.” (STAAR Investor Presentation, page 6)

This claim is not supported by the facts. At the American Society of Cataract and Refractive Surgery (ASCRS) Annual Meeting (with the American Society of Ophthalmic Administrators) held April 25-28, 2025, at the Los Angeles Convention Center, STAAR’s largest global customer presented data, in a session titled “From Niche to Mainstream,” indicating that, from 2022 to 2024, ICL surgeries for -6 to -10 diopters increased from 24.2% to 27% of the market, while those for below -6 diopters rose from 3.1% to 4.1%, outpacing overall ICL growth and demonstrating penetration into moderate myopia segments. While ICL’s share of the moderate myopia segments (below -6 diopters and from -6 to -10 diopters) is currently not as high as ICL’s approximately 94% market share for high myopia patients at above -10 diopters, the upward trend from 2022 to 2024 represents a growing confidence in ICL surgeries for patients with moderate myopia. This is based on ICL’s faster recovery time, more stable refraction and better visual quality compared with other refractive surgery alternatives, such as LASIK and other laser vision procedures.

These trends underscore ICL’s growing traction relative to other refractive surgery options, especially in China. In STAAR’s Q1 2025 earnings materials, management estimated that ICL holds over 70% of the refractive surgery market in Japan, a degree of dominance that underscores its relevance across a broad spectrum of refractive correction procedures.

Taking such factors into account, we believe the current offer price disregards the groundbreaking potential of STAAR’s ICL technology, which boasts an unparalleled growth trajectory. Furthermore, the current offer discounts the tireless efforts of industry professionals who have poured their expertise into elevating STAAR’s ICL technology to its current stature and value-creating potential.

Incentives for STAAR’s CEO Stephen Farrell Under the Proposed Merger Are Not Aligned with Shareholders and Signal a Significant Conflict of Interest

According to STAAR’s SEC filings, the Company’s named executive officers, stand to make an estimated $55 million in compensation from the proposed merger with Alcon. This includes approximately $24 million for CEO Stephen Farrell, a staggering amount for just a few months of leadership since his appointment earlier this year. We believe these payouts reveal a significant conflict of interest, providing blinding financial incentives for Mr. Farrell to push for a sale, both to the Board and shareholders, at a price far below the Company’s intrinsic value, while bypassing a more robust and transparent process. Despite being the most conflicted executive in this situation, in STAAR’s second of two press releases on October 6, STAAR featured Mr. Farrell’s strongest endorsement yet in support of the sale to Alcon.

STAAR is Well-Positioned to Thrive Following the Rejection of the Merger Proposal at the Special Meeting

The Company should maximize the value of its technology rather than committing to a hasty sale while scapegoating transitory events such as Chinese market conditions and the recent ICL inventory correction. It must commit to unlocking ICL’s full potential for the benefit of shareholders, not to mention the wellbeing of patients and the industry at large, instead of opting for a rushed exit that shortchanges the Company’s value. If STAAR were to remain a standalone company, we are confident management would capitalize on the attractive opportunities that are in front of the Company.

The Company has multiple avenues to unlock shareholder value, beginning with operational improvements. Additional cost reductions from easy-to-cut expenses could bring the Company’s 2026E EBITDA run rate to up to $200 million, based on the Company’s projection of $100 million in EBITDA forecasts. This is particularly compelling given that 70% of revenue flows through a distribution model in which most costs are borne by distributors rather than the Company. Much of the recent operating expense expansion stemmed from an initiative to penetrate the U.S. market which should be severely rationalized and is not in any event tied to the Company’s core revenue drivers.

Additional EBITDA upside of $40-50 million could come from margin recovery as the Company captures leaked or redundant economics in the distribution channel in China. We understand that at least one director, with China expertise, has been working on this initiative. Earlier this year, our conversation with this director suggested that these issues are expected to be resolved within months. Furthermore, the Company should seriously evaluate vertical integration of its business within China, a strategy that has been previously recommended to STAAR by another shareholder, Anatole Investment Management. Its detailed reports are published and available for download at https://www.anatole-inv.com/research/. These enhancements would not only strengthen fundamentals but would also raise the floor for any future acquisition bids. We see limited potential downside to taking these actions as the Company would have a multiple of 4.7x pro-forma EV/EBITDA. This is based on Broadwood Partners’ enterprise value calculation of $1.131 billion, the savings from our proposed cost reduction and channel savings initiatives, and the Company’s ability to generate up to $240 million of EBITDA.

To mitigate any near-term volatility stemming from the rejection of the merger proposal – particularly from risk-arbitrage selling – STAAR may consider aggressive deployment of its existing $50 million share repurchase program. Additionally, since the Company’s transitory issues in China will have been resolved and it will, once again, be free cash flow positive, we believe that in 2026, and the years to come, STAAR will have the ability to launch a new share buyback program of more than $100 million annually – and we would urge the Company to do so. While the stock may initially experience a temporary decline, we believe it would be short-lived as discounted valuation, strong fundamentals and credible upside will limit the duration and magnitude of any downturn and support a swift recovery.

Assuming the upcoming vote fails, we have full confidence that the post-vote Board and management will be well positioned to drive shareholder value, despite the spirited campaign they have waged to support the proposed merger. While leadership changes may occur, we believe the Board and management will rise to the challenge and execute on their duty to shareholders, continuing to pursue key strategic initiatives and returning the Company to growth.

When appropriate, management can reevaluate strategic alternatives from, as Broadwood Partners aptly put it, a position of strength, and initiate a new, formal and transparent process to solicit bids. Alcon’s prior offer of $55 per share plus $7 per share in contingent value rights already signals strategic value, particularly given STAAR’s leadership in ICLs, which continue to gain market share over laser-based alternatives. With certain competitors forming alliances in the space, Alcon may face increasing pressure to re-engage, especially since STAAR remains the most viable merger partner in this segment.

* * *

In conclusion, STAAR’s superior and proprietary technology, as well as its global scale, position the Company to take a significant portion of the fast-growing refractive surgery market, become an even more profitable enterprise, and, ultimately deliver upon its vision to be the first choice for surgeons and patients seeking visual freedom from glasses and contact lenses.

Importantly, whatever direction the Company takes – whether strategic alternatives are pursued or not – it will not affect the vast majority of the Company’s revenue. The core business remains stable, with almost all revenue generated through long standing distribution channels and international markets that are insulated from short-term swings.

We believe shareholders need to recognize this value under any transaction. While we are not necessarily opposed to supporting an acquisition of STAAR by a third party, including Alcon, we believe the current terms of the proposed merger with Alcon fail to recognize the value of STAAR’s business, in China and globally. We find it important to point out that Mr. Farrell is backing a sale that hands him tens of millions of dollars in personal payout, while working to push shareholders to accept a deal that undervalues the Company.

We also find STAAR’s press release of October 6 objectionable insofar as STAAR has cherry picked a small number of tepid statements from selected analyst reports that, at best, indicate only moderate support the proposed merger. A number of the quotations provided by STAAR in its press release point to recent challenges the Company faced in the Chinese market, but shareholders know about these challenges and the Company has been up front about them. Those challenges do not by themselves justify a sale at the current price. Even the analyst quotes selected by STAAR point to its greater intrinsic value than the proposed merger terms recognize, with one analyst quote acknowledging that “STAA expects to have inventory levels align by 3Q25 with in-market procedure volume, as global macroeconomic conditions improve,” and another acknowledging, “we do admit the timing of the deal is not ideal for STAA.”

As Broadwood Partners highlighted in its press release on October 6, Alcon’s offer is highly opportunistic, especially considering its previous bid of $58. STAAR now notes that Alcon withdrew its previous offer after conducting diligence, but ignores the immense chasm between the previous offer of $58 and the current offer of $28. While markets fluctuate, accepting the current offer, when there are clear signs STAAR is overcoming its temporary challenges, would mean selling the Company at its lowest point and depriving shareholders of the value we believe the Company can deliver as it re-accelerates growth.

Instead, we urge the Company to start a proper strategic alternatives process at the appropriate time and from a position of strength, as we believe the cost-cutting and restructuring measures outlined above can lead to a value-maximizing proposal well above the current $28 per share offer.

We urge our fellow shareholders to vote against the proposed transaction.

Sincerely,

Christopher Min Fang Wang

Chief Investment Officer

Yunqi Capital Limited

About Yunqi Capital

Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Contact

Chris Wang

cwang@yunqipath.com

Disclaimers

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD OR OTHER VOTING INSTRUCTION FORM. YUNQI CAPITAL IS NOT ASKING FOR YOUR PROXY AND WILL NOT ACCEPT PROXY CARDS IF SENT. YUNQI CAPITAL IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

The information contained or referenced herein is for information purposes only in order to provide the views of Yunqi Capital and the matters which Yunqi Capital believes to be of concern to stockholders described herein. The information is not tailored to specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive the information, and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of Yunqi Capital, whose opinions may change at any time and which are based on analyses of Yunqi Capital and its advisors. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Yunqi Capital’s rights, demands, grounds and/or remedies under any contract and/or law.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “in our view”, “from our perspective”, “intends”, “estimates”, “plans”, “will be”, “would” and similar expressions. Although Yunqi Capital believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Yunqi Capital or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the U.S. Securities and Exchange Commission, including those listed under “Risk Factors” in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving the Company. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Yunqi Capital does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the “Yunqi Funds”) managed or advised by Yunqi Capital currently beneficially own shares of the Company. The Yunqi Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume the Yunqi Funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Yunqi Capital’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Yunqi Capital’s views of the pending transaction or the Company’s business, prospects, or valuations (including the market price of the Company shares), including, without limitation, other investment opportunities available to Yunqi Capital, concentration of positions in the portfolios managed by Yunqi Capital, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company’s share price on or following the date hereof, the Yunqi Funds may buy additional shares or sell all or a portion of their holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Yunqi Capital also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in the Company, and to take any actions with respect to its investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.